FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 27, 2013

Commission File Number:  (333-189150)

LLOYDS BANKING GROUP PLC
5th Floor
25 Gresham Street
London EC2V 7HN
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Bank plc of $1,000,000,000 aggregate principal amount of 2.3% Senior Notes due 2018, fully and unconditionally guaranteed by Lloyds Banking Group plc., Lloyds Banking Group plc is filing the following opinions of counsel solely for incorporation into the Registration Statement on Form F-3 (File Nos. 333-189150 and 333-189150-01):

Exhibit List

Exhibit No.	Description
5.1	Opinion of Dundas & Wilson CS LLP
5.2	Opinion of Linklaters LLP
5.3	Opinion of Davis Polk & Wardwell London LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)
Date:	November 27, 2013	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Senior Manager, Senior Issuance

LLOYDS BANK PLC (Registrant)
Date:	November 27, 2013	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Senior Manager, Senior Issuance

Exhibit 5.1

Our ref	DIC/LLO015.0032
Your ref	-

Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN	27 November 2013

Dear Sirs

We have acted as solicitors in Scotland for Lloyds Banking Group plc (the Company) in connection with the offering by Lloyds Bank plc (the Issuer) of US$1,000,000,000 2.3% Senior Notes due 2018 (the Notes) in an underwritten public offering pursuant to an underwriting agreement and pricing agreement dated as of 20 November 2013.  The Notes are guaranteed by the Company (the Guarantee).  The Notes are to be issued pursuant to a senior debt securities indenture dated as of 21 January 2011 (the Original Indenture) between the Issuer, the Company and The Bank of New York Mellon, acting through its London branch, as trustee (the Indenture).

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Guarantee has been duly authorized in accordance with the Indenture, and, when the Notes have been (a) executed and authenticated, and the Guarantee executed and endorsed thereon, in accordance with the provisions of the Indenture, and (b) delivered and duly paid for by the purchasers thereof, the Guarantee will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell London LLP.  The laws of the State of New York are the chosen governing law of the Guarantee, and we have assumed that the Guarantee constitutes valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with its terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Yours faithfully

/s/ Donald Cumming
Partner, for and on behalf of Dundas & Wilson CS LLP

Exhibit 5.2

Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

To:	Lloyds Bank plc 25 Gresham Street London EC2V 7HN

27 November 2013

Our Ref	CJXW/ND/WL

Dear Sirs

Lloyds Bank plc (the “Issuer”)
U.S.$1,000,000,000 2.3% Senior Notes due 2018 (the “Notes”) fully and unconditionally guaranteed by Lloyds Banking Group plc (the “Guarantor”) issued pursuant to the shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on 7 June 2013 (the “Programme”), as supplemented by a prospectus supplement filed with the SEC in connection with the Programme on 20 November 2013

1	We have acted as English legal advisers to the Issuer in connection with the issue of the Notes and have taken instructions solely from the Issuer.

2
This opinion is limited to English law as applied by the English courts and in effect on the date of this opinion. It is given on the basis that it will be governed by and construed in accordance with English law. In particular, we express no opinion herein with regard to any system of law (including, for the avoidance of doubt, Scots law, the federal laws of the United States of America and the laws of the State of New York) other than the laws of England as currently applied by the English courts.

3	For the purpose of this opinion we have examined the documents listed and, where appropriate, defined in the Schedule to this opinion.

4	We have assumed that:

4.1	(except in the case of the Issuer) all relevant documents are within the capacity and powers of, and have been validly authorised by, each party

4.2	(in the case of each party) all relevant documents have been or (in the case of the Notes) will be validly executed and delivered by the relevant party and

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

4.3	the Notes are valid and binding under New York law and that words and phrases used in the Notes have the same meaning and effect as they would if the Notes were governed by English law.

5	References in this opinion to the “Notes” include the global certificates representing the Notes upon issue unless the context indicates otherwise.

6
Based on the documents referred to, and assumptions made, in paragraphs 3 and 4 above and subject to the qualifications in paragraph 8 below and to any matters not disclosed to us, we are of the following opinion:

6.1
The Issuer has taken all necessary corporate action to authorise its execution, delivery and performance of the Notes and provided that each Note is executed and delivered as provided in the minutes, sealing memos and power of attorney referred to in the Schedule hereto and the Articles of Association of the Issuer, the Issuer will have duly authorised, executed and delivered the Notes.

6.2	In so far as English law is concerned, the obligations assumed by the Issuer under the Notes are valid and binding obligations of the Issuer.

7
The term “binding” as used above means that the obligations assumed by the Issuer under the Notes are of a type which the English courts enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

7.1	Enforcement may be limited by (a) bankruptcy, insolvency and liquidation laws, (b) laws relating to reorganisation and (c) laws of general application relating to or affecting the rights of creditors.

7.2	Enforcement may be limited by general principles of equity - for example, equitable remedies may not be available where damages are considered to be an adequate remedy.

7.3	Claims may become barred under the Limitation Act 1980 or may be or become subject to set-off or counterclaim.

8	This opinion is subject to the following:

8.1	An English court may, or may be required to, stay proceedings or decline jurisdiction in certain circumstances - for example, if proceedings are brought elsewhere.

8.2
Effect may be given to the overriding mandatory provisions of the law of the country where the obligations arising out of a contract have to be performed, in so far as those provisions render the performance of the contract unlawful. In such circumstances, the relevant obligations may not be enforceable.

8.3	This opinion is subject to the provisions of the Banking Act 2009 and any secondary legislation, instruments and orders made, or which may be made, under it.

9
This opinion is given on the basis that there will be no amendment to or termination or replacement of the documents, authorisations, consents and opinions referred to in the Schedule to this opinion. This opinion is also given on the basis that we undertake no responsibility to notify any addressee of this opinion of any change in English law after the date of this opinion.

10	This opinion is addressed to you solely for your benefit in connection with the issue of the Notes, save as provided below. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent.

11
We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be submitted by the Guarantor on the date hereof. In giving this consent we do not admit that we are within the category of persons whose consent is required within section 7 of the United States Securities Act of 1933 or the rules and regulations of the SEC thereunder.

Yours faithfully

/s/ Linklaters LLP

Linklaters LLP

SCHEDULE

1	A certified copy of the Articles of Association of the Issuer.

2	Extracts of the minutes of meetings of the Board of Directors of the Issuer held on 17 December 2010 (adding the Issuer to the Programme) and 29 November 2012.

3	Sealing memos dated 4 January 2011 and 16 January 2012 containing the powers of attorney for the Issuer in respect of the Programme.

4	Power of attorney for the Issuer in respect of the Programme dated 18 December 2012.

5	Senior Indenture dated 21 January 2011 between the Issuer, the Guarantor and The Bank of New York Mellon constituting the Notes.

6	Copies of the opinion(s) dated 27 November 2013 of Davis Polk & Wardwell London LLP, US Counsel to the Issuer and Guarantor, and Dundas & Wilson CS LLP, Scottish Counsel to the Guarantor.

Exhibit 5.3

New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell London LLP 99 Gresham Street London EC2V 7NG	020 7418 1300 tel 020 7418 1400 fax

November 27, 2013

Lloyds Bank plc
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7AE
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for Lloyds Bank plc, a public limited company organized under the laws of England (the “Company”),and Lloyds Banking Group plc, a public limited company organized under the laws of Scotland (the “Guarantor”), in connection with the Company’s offering of $1,000,000,000 aggregate principal amount of its 2.3% Senior Notes due 2018 (the “Senior Notes”), guaranteed by the Guarantor (the “Guarantees”, and together with the Senior Notes, the “Securities”) in an underwritten public offering pursuant to (i) the Underwriting Agreement dated November 20, 2013 (the “Base Underwriting Agreement”) and (ii) the Pricing Agreement dated as of November 20, 2013 (the “Pricing Agreement” and, together with the Base Underwriting Agreement, the “Underwriting Agreement”).  The Securities are to be issued pursuant to the provisions of the senior debt securities indenture dated as of January 21, 2011 (the “Indenture”) among the Company, the Guarantor and The Bank of New York Mellon, London office, as trustee (the “Trustee”).

We, as your counsel, have examined the originals or copies certified or otherwise identified to our satisfaction of such corporate records of the Company and the Guarantor and such other documents and certificates as we have deemed necessary as a basis for the opinion hereinafter expressed.

Based upon and subject to the foregoing, we are of the opinion that, assuming that the Securities have been duly authorized, executed and delivered by the Company insofar as English law is concerned and the Guarantor insofar as Scots law is concerned, the Securities, when authenticated in accordance with the terms of the Indenture and delivered and paid for in accordance with the terms of the Underwriting Agreement, will be valid and binding obligations of

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA, and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.
Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Lloyds Banking Group plc
Lloyds Bank plc	November 27, 2013	pg. 2

the Company and the Guarantor entitled to the benefits of the Indenture, enforceable against the Company and the Guarantor in accordance with their terms.

Our opinion is subject to the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States.  Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent investigation, on the opinion of Dundas & Wilson CS LLP, special legal counsel in Scotland for the Company and the Guarantor, dated as of November 27, 2013, to be filed on Form 6-K concurrently with this opinion. Insofar as the foregoing opinion involves matters governed by English law, we have relied, without independent investigation, on the opinion of Linklaters LLP, special legal counsel in England for the Company and the Guarantor, dated as of November 27, 2013, to be filed on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Guarantor on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell London LLP

Davis Polk & Wardwell LLP